Exhibit 99.1
[For immediate release]
Xinhua Finance Media Raises Revenue Guidance for Second Quarter 2007
BEIJING, July 9, 2007 — Xinhua Finance Media (“XFMedia”; NASDAQ: XFML), China’s leading diversified financial and entertainment media company, today revised its revenue guidance for the second quarter ended June 30, 2007.
The Company expects revenues for the second quarter 2007 to be in the range of US$27 million to US$29 million, exceeding previously stated revenue guidance of $23 million. The increase is due to higher than expected organic growth and in part to the anticipated contributions from two acquisitions completed in June 2007.
The Company is reviewing the expected overall revenue guidance for 2007 given the contribution from the recent acquisitions as well as expected contributions from another company acquired in July 2007. The Company anticipates that full year revenue guidance, previously given as $110 million, will be revised upwards at the time of the second quarter announcement in August 2007. The two acquisitions completed in June were M-in Beijing Mobile Interactive Co., and Singshine (Holdings) Hongkong Ltd., and the company acquired in July was Convey Advertising Company.
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For more information:
China
Xinhua Finance Media
Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

Xinhua Finance Media is a subsidiary of Xinhua Finance Limited (“XFL”; TSE Mothers: 9399), China’s premier financial information and media service provider. XFL owns 36.9% of the equity and 85.4% of the voting rights of XFMedia through its holding of class B common shares, which have ten votes per share. The investing public, the company’s China partners, executives and staff own class A common shares in the company with one vote per share. The dual-class common share structure was created to accommodate the regulatory landscape of China’s media sector.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; risks associated with recent adverse press articles, the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law